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                        VAN KAMPEN LIFE INVESTMENT TRUST
                                522 Fifth Avenue
                            New York, New York 10036



                                                              April 15, 2009


Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549


    Re:   Van Kampen Life Investment Trust (the "Registrant")--
          Request for Withdrawal of Post-Effective Amendment to the Registrant's Registration Statement on Form N-1A (File Nos. 33-00628 and 811-4424)


Dear Mr. Greene:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Van Kampen Life Investment Trust (the "Registrant") hereby requests withdrawal of the post-effective amendment to its registration statement on Form N-1A (Accession No. 0000950137-09-002959), together with all exhibits filed therewith, filed on April 15, 2009 (the "Amendment").

                  The Amendment was filed electronically with the Securities and Exchange Commission and inadvertently omitted certain series identifiers. The post-effective amendment to the registration statement will subsequently be re-filed immediately hereafter to include the necessary series identifier information. No securities have been issued or sold in connection with the Amendment.

                  If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (630) 684-6724.

                  Thank you for your assistance in this matter.

                                Sincerely,

                                VAN KAMPEN LIFE INVESTMENT TRUST


                                By: /s/ Elisa Mitchell
                                    -----------------------------
                                    Elisa Mitchell
                                    Assistant Secretary